CM



02003695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12296



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

FV 3/5/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ryan, Beck & Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Orange Avenue
(No. and Street)

Livingston	New Jersey	07039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard J. Stanley — 973-597-5750
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

150 John F. Kennedy Parkway	Short Hills, NJ		07078
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leonard J. Stanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan, Beck & Co. LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice President and Chief Financial and Administrative Officer

Title

Notary Public


OFFICIAL SEAL
MARIA R. BIASOTTI-LEE
Notary Public-New Jersey

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078


FEB 28 2002

Independent Auditors' Report

The Board of Directors and Member
Ryan, Beck & Co., LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Ryan, Beck & Co., LLC and subsidiaries (the Company) (a wholly-owned subsidiary of BankAtlantic Bancorp, Inc.) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Ryan, Beck & Co., LLC and subsidiaries at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America

KPMG LLP

January 22, 2002

RYAN, BECK & CO., LLC AND SUBSIDIARIES
(A Wholly-owned Subsidiary of BankAtlantic Bancorp, Inc.)

Consolidated Statement of Financial Condition

December 31, 2001

(In Thousands)

Assets

Cash and cash equivalents	$	1,822
Cash segregated under federal and other regulations (note 10)		11
Securities purchased under agreement to resell (note 15)		156
Receivables:		
Customers		140
Accrued revenues		1,579
Brokers and dealers		88
Securities owned, at market value (note 3)		68,358
Other investments, at fair value (note 4)		302
Property and equipment, at cost, less accumulated depreciation and amortization (note 5)		3,053
Goodwill, net of accumulated amortization of $1,177 (note 6)		4,635
Other assets		3,722
Deferred income taxes (note 8)		1,151
Total assets	$	85,017

Liabilities and Member's Equity

Liabilities:		
Securities sold, but not yet purchased, at market value (note 3)	$	38,476
Due to clearing agent (note 7)		9,962
Accrued employee compensation and benefits		8,056
Accounts payable and other accrued expenses		4,683
Total liabilities		61,177
Member's equity		23,840
Commitments and contingencies (note 12)		
Total liabilities and member's equity	$	85,017

See accompanying notes to consolidated financial statements.

RYAN, BECK & CO., LLC AND SUBSIDIARIES
(A Wholly-owned Subsidiary of BankAtlantic Bancorp, Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2001

(1) Organization and Nature of Business

Ryan, Beck & Co., LLC and subsidiaries (the Company or Ryan, Beck) was founded in 1946 and is a wholly owned subsidiary of BankAtlantic Bancorp, Inc. (BankAtlantic). The Company is an investment banking firm engaged in the underwriting, distribution and trading of tax-exempt, equity and debt securities. The Company offers a full-service, general securities brokerage business with investment and insurance products for retail and institutional clients. The Company also provides investment and wealth management advisory services for its customers. As investment bankers, the Company provides capital-raising and advisory services, in addition to mergers and acquisitions transaction management. The Company operates on a fully disclosed basis through a clearing broker.

(2) Summary of Significant Accounting Principles

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of this consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Securities owned are valued at market value. Other investments include securities not readily marketable which are valued at fair value as determined by management.

Income Taxes

On January 2, 2001, the Company converted from a subsection C Corporation to a Limited Liability Corporation (LLC). As a result of this change in corporate structure the Company ceased to be recognized as a taxable entity for federal, state and local tax purposes. Prior to becoming an LLC, the Company had filed state and local income tax returns separate from BankAtlantic, its parent company. As an LLC, the operations of the Company are reflected on the separate state tax returns of BankAtlantic. For federal income tax purposes, the Company will continue to be included in the

consolidated tax return of BankAtlantic. Federal income taxes are calculated as if the Company filed on a separate tax return basis and the amount of current tax expense or benefit calculated is either remitted to or received from BankAtlantic. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill

Goodwill, which represents the cost of acquired businesses in excess of fair market value of the related net identifiable assets at acquisition, is amortized on a straight-line basis over 15 years. The carrying value of the goodwill is periodically reviewed for impairment by the Company on an undiscounted cash flow basis to assess recoverability. If the estimated future cash flows (undiscounted and without interest) are projected to be less than the carrying value, an impairment write-down representing goodwill which exceeds the present value of the estimated expected future cash flows would be recorded as a period expense.

Securities Purchased Under Agreement to Resell

Securities purchased under agreement to resell are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired as specified in the respective agreements.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or cost which approximates fair value due to their short term nature.

(3) Securities Owned and Securities Sold, but Not Yet Purchased, at Market Value

Securities owned and securities sold, but not yet purchased, at market value at December 31, 2001 consisted of (in thousands):

		Securities owned	Securities sold, but not yet purchased
State and municipal obligations	$	7,593	5
Equity securities		7,468	1,882
Corporate debt		20,989	21,345
Obligations of U.S. Government and agencies		32,308	15,244
Total	$	68,358	38,476

(Continued)

(4) Other Investments

Other investments at December 31, 2001 consisted of securities not readily marketable as follows (in thousands):

	Cost	Fair value
Perma-Fix Environmental Services, Inc. warrants	$ —	115
NASD common stock and warrants	140	140
Fonar Corporation	—	26
State of Israel bond	25	25
Others	—	(4)
	$ 165	302

(5) Property and Equipment

Property and equipment, stated at cost, at December 31, 2001 consisted of (in thousands):

Office furniture and equipment	$ 5,815
Leasehold improvements	1,798
	7,613
Less accumulated depreciation and amortization	4,560
Total	$ 3,053

(6) Goodwill

Included in the cost over fair value of net assets acquired of Cumberland Advisors and Southeast Research Partners, Inc. is unamortized goodwill of approximately $3.2 million and $1.4 million, respectively, at December 31, 2001. Both acquisitions were accounted for under the purchase method of accounting.

The goodwill associated with the 1998 acquisition of Cumberland Advisors is amortized on a straight-line basis over 15 years. The Acquisition Agreement contains a provision for contingent payments and future earn out payments should certain performance goals be met over the next three years. The amount paid out during 2001 by the Company relating to the earn out totaled $630,000. The amount is being amortized on a straight-line basis over the remaining period of the original goodwill.

The goodwill associated with the 1999 acquisition of Southeast Research Partners, Inc. is amortized on a straight-line basis over 15 years.

(Continued)

(7) Due to Clearing Agent

In the ordinary course of business, the Company borrows under an agreement with its clearing agent by pledging securities owned as collateral primarily to finance its trading inventories. As of December 31, 2001, the balance due to the clearing agent was $9,962,000.

(8) Income Taxes

The Company's cumulative deferred tax asset consists of the following at December 31, 2001 (in thousands):

Legal reserves	$	272
Restricted stock compensation		221
Postretirement benefits		180
Accrued expenses		225
Fixed assets		331
State NOL		227
Other, net		130
Total deferred tax asset		1,586
Valuation allowance		(435)
Total net deferred tax asset	$	1,151

The valuation allowance of $435,000 is entirely attributed to the state component of the net deferred tax asset at December 31, 2001. Management believes that due to taxable losses expected to be generated by BankAtlantic, state deferred tax assets of the Company are not realizable. There are no valuation allowances recorded against federal deferred tax assets at December 31, 2001. Management believes it is more likely than not that all of the federal deferred tax asset will be realized.

The Company operates under a tax sharing agreement and files a consolidated federal income tax return with BankAtlantic.

(9) Consolidated Subsidiaries

Included in the Company's consolidated statement of financial condition are Cumberland Advisors total assets of approximately $1,230,000 at December 31, 2001. The assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by the Rule 15c3-1.

(Continued)

(10) Regulatory Requirements

The Company is subject to the net capital provision of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed 15 times net capital as defined under such provision. Additionally, the Company, as a market maker, is subject to supplemental requirements of Rule 15c3-1(a)4, which provides for the computation of net capital to be based on the number of and price of issues in which markets are made by the Company, not to exceed $1,000,000. At December 31, 2001, the Company's regulatory net capital was approximately $6,169,000, which exceeded minimum net capital rule requirements by $5,169,000.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 as a fully-disclosed introducing broker and, accordingly, customer accounts are carried on the books of the clearing broker. However, the Company safekeeps and redeems municipal bond coupons for the benefit of its customers. Accordingly, the Company is subject to the provisions of SEC Rule 15c3-3 relating to possession or control and customer reserve requirements and was in compliance with such provisions at December 31, 2001.

(11) Employees Benefit Plans

BankAtlantic Bancorp – Ryan, Beck Deferred Compensation Plan

On June 30, 1998, the date that BankAtlantic purchased the Company, BankAtlantic established a Restricted Stock Award Plan (the Plan) for the Key Employees of Ryan, Beck. The Plan provided for 683,362 common shares of BankAtlantic to be awarded to certain employees of Ryan, Beck (participants), which shares vest over a restricted period of four years. A subsequent BankAtlantic stock dividend of 15% increased the number of shares outstanding under the Plan to 785,866.

In January 2000, each participant was provided the opportunity to exchange those restricted shares for a cash-based deferred compensation award in an amount equal to the aggregate value of the restricted shares at the date of the Company's acquisition. BankAtlantic may at its option terminate the Plan at any time without the consent of the participants or stockholders and distribute to the participants the amount credited to their deferred account (in whole or in part). Subject to the terms of the Plan, the participant's account will be settled by BankAtlantic in cash on the vesting date (June 28, 2002) except BankAtlantic can elect to defer payment of up to 50% of participant's interest in the plan for up to one year following the vesting date. If BankAtlantic elects to exercise its rights to defer 50% of the cash payment, BankAtlantic will issue a note bearing interest at prime plus 1%. On March 1, 2000, 749,533 restricted shares of BankAtlantic common stock issued to participants were retired in exchange for the establishment of interests in the BankAtlantic Bancorp–Ryan Beck Deferred Compensation Plan in the aggregate amount of $7.8 million.

Retirement Plans

The Company maintains two retirement plans for eligible employees, the 401(k) Savings Plan and the Money Purchase Pension Plan.

(Continued)

Employees may contribute to the 401(k) Savings Plan up to 12% of their eligible earnings, subject to certain limitations. For the period January 1, 2001 to March 31, 2001, the Company matched dollar-for-dollar, on the first 4% of contributions for salaried employees and the first 2.5% for investment consultants, as defined. Effective April 1, 2001, the Company suspended the matching contributions to its 401(k) Savings Plan.

The Company also maintains a non-voluntary Money Purchase Pension Plan in which the Company contributes 8% of an employee's eligible earnings, as defined, subject to certain limitations.

(12) Commitments and Contingencies

Litigation

The Company is involved in various legal actions, some of which involve claims for substantial amounts, arising in the normal course of its operations. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of these matters will not have a material adverse effect on the consolidated financial position of the Company.

Leases

The Company leases office space in various locations under noncancelable operating leases. At December 31, 2001, the future minimum rental commitments were as follows (in thousands):

Year ending December 31:		
2002	$	2,307
2003		2,350
2004		1,752
2005		990
2006		958
Thereafter		378
Total	$	8,735

Certain leases contain renewal or purchase options, or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases. The Company sublets a portion of one of its regional offices and receives approximately $132,000 per year under the agreement through the remaining term of the lease which expires on February 28, 2005. This amount is not reflected in the above schedule.

Line of Credit

At December 31, 2001, the Company had a line of credit facility with Valley National Bank in the amount of $20 million with an interest rate of LIBOR plus 1%. The line expires on April 1, 2002 and is secured by certificates of deposit (CDs) from the Company's CD wholesale business. There were no amounts outstanding under this agreement at December 31, 2001.

(13) Financial Instruments

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker/dealer may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker/dealer.

A significant portion of the Company's securities carried at market value are state, and municipal obligations issued by the State of New Jersey or municipalities within that state, obligations of the U.S. Government and its agencies and corporate debt and equity. Substantially all of the corporate equity securities owned are instruments issued by banking and thrift institutions.

(14) Securities Purchased Under Agreement to Resell

The Company purchased a security and was under agreement to sell that same security at December 31, 2001. The agreement is with a regional banking institution and is collateralized by a government agency security having a market value of $156,000. The collateral was under the control of the Company in a specially designated account with the counterparty. The agreement matures on January 2, 2002 and has an interest rate of 0.90%.

(15) Recent Accounting Pronouncements

In June 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to FASB Statement No. 133." SFAS No. 138 amends certain aspects of SFAS No. 133 to simplify the accounting for derivatives and hedges under SFAS No. 133. SFAS No. 138 is effective upon the Company's adoption of SFAS No. 133 (January 1, 2001). The initial adoption of SFAS No. 133 and SFAS No. 138 did not have a material impact on the Company's financial statements.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (A Replacement of FASB Statement 125)." SFAS No. 140 supersedes and replaces the guidance in SFAS No. 125 and, accordingly, provides guidance on the following topics: securitization transactions involving financial assets; sales of financial assets such as receivables, loans and securities; factoring transactions; wash sales; servicing assets and liabilities; collateralized borrowing arrangements; securities lending transactions; repurchase agreements; loan participations; and extinguishment of liabilities. The provisions of SFAS No. 140 are effective for transactions entered into after March 31, 2001. The initial adoption of SFAS No. 140 did not have a material impact on the Company's financial statements.

(Continued)

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies the criteria acquired intangible assets must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed periodically for impairment.

SFAS No. 142 requires that goodwill and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001 will not be amortized, but will continued to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

The Company has adopted the provisions of SFAS No. 141. The initial adoption of SFAS No. 141 had no impact on the Company's consolidated financial statements. The Company is required to adopt SFAS No. 142 effective January 1, 2002. As of December 31, 2001, the Company has $4.6 million in unamortized goodwill with annual amortization of $393,000 which will cease upon the adoption of SFAS No. 142. The Company is currently evaluating the transitional goodwill impairment criteria of SFAS No. 142 and is not able to estimate the impact, if any, that SFAS No. 142 may have on recorded goodwill. The impairment adjustment, if any, will have to be identified by June 30, 2002 and measured and recorded by the Company no later than December 31, 2002. The impairment adjustment, if any, will be recognized as a cumulative effect of a change in accounting principle and will be recorded in the first interim reporting period of 2002. The adoption of SFAS No. 142 did not significantly impact the Company's accounting for currently recorded intangible assets.

On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it retains many of the fundamental provisions of that statement. The statement is effective for fiscal years beginning after December 15, 2001. The initial adoption of SFAS No. 144 did not have a significant impact on the Company's financial statements.

(Continued)

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not anticipate that SFAS No. 143 will significantly impact the Company's consolidated financial statements.



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5

The Board of Directors and Member of
Ryan, Beck & Co., LLC and Subsidiaries:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Ryan, Beck & Co., LLC and subsidiaries (the "Company") (a wholly-owned subsidiary of BankAtlantic Bancorp, Inc.) for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

KPMG LLP

January 22, 2002

KPMG


FEB 28 2002
145

RYAN, BECK & CO., LLC AND SUBSIDIARIES
(A Wholly-owned Subsidiary of BankAtlantic Bancorp, Inc.)

Consolidated Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)